UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

OneSpan Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68287N100

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

9401 Wilshire Blvd, Suite 705

Beverly Hills, CA 90212

(310) 729-8588

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,976,167
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,976,167
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,976,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.91%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		112,894
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

112,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

112,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,089,061
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,089,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,089,061
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,089,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IA

5

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,089,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,089,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,089,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,089,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 68287N100

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,089,261
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,089,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,089,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.19%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 68287N100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of OneSpan, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 121 West Wacker Drive, Suite 2050, Chicago, Illinois 60601.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”);
(ii)	Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”);
(iii)	Legion Partners, LLC, a Delaware limited liability company, which serves as the general partner of each of Legion Partners I and Legion Partners II;
(iv)	Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), which serves as the investment advisor of each of Legion Partners I and Legion Partners II;
(v)	Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), which serves as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC;
(vi)	Christopher S. Kiper, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings; and
(vii)	Raymond White, who serves as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

(c)       The principal business of each of Legion Partners I and Legion Partners II is investing in securities. The principal business of Legion Partners, LLC is serving as the general partner of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Asset Management is managing investments in securities and serving as the investment advisor of each of Legion Partners I and Legion Partners II. The principal business of Legion Partners Holdings is serving as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC. The principal occupation of each of Messrs. Kiper and White is serving as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings.

9

CUSIP NO. 68287N100

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Kiper and White are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares purchased by each of Legion Partners I, Legion Partners II, and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference.

The aggregate purchase price of the 1,976,167 Shares owned directly by Legion Partners I is approximately $34,998,864, including brokerage commissions. The aggregate purchase price of the 112,894 Shares owned directly by Legion Partners II is approximately $1,994,070, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $3,458, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

10

CUSIP NO. 68287N100

The Reporting Persons believe that the current market price of the Shares does not reflect the Issuer’s intrinsic value. In the Reporting Persons’ view, one of the key areas that does not appear to be well understood or fully appreciated by the market is the Issuer’s global leadership position in providing fast-growing identity security, anti-fraud and digital transaction management solutions to over 10,000 customers including over half of the top 100 global banks. The Issuer has initiated a number of strategic changes and investments over the past three years, including multiple software acquisitions and the installment of a new management team with software experience. The Reporting Persons believe the Issuer’s software/recurring revenue has now become the majority of the Issuer’s total revenue, based on 2018 YTD results. The Reporting Persons believe that the Issuer’s software/recurring revenue will continue to accelerate overall revenue growth which should drive significant gross and operating margin expansion. The Reporting Persons believe the Issuer’s Adjusted EBITDA margins could reach approximately 20% in fiscal 2021 compared to 12% in fiscal 2017. Per the Reporting Persons’ estimates, if the Issuer’s software businesses are valued in-line with public comparable peers’ valuation multiples (e.g. enterprise security and software companies), the Issuer’s software businesses alone could represent approximately $1 billion (or $27 per share) in enterprise value by 2021. The potential value of the software business of $1 billion, when included with the Reporting Persons’ estimate for value of the Issuer’s legacy hardware business of $100 million and sizable cash balance of $92 million, lead the Reporting Persons to believe that the Issuer’s Shares could be worth approximately $33 per share by 2021. The Reporting Persons believe the Issuer’s customer base is highly strategic and valuable, providing a major source of demand for the Issuer’s new software offerings. The Reporting Persons note that the Issuer’s management team has driven a successful transformational strategy to date, which includes proactively converting licensing software revenue into recurring SaaS revenue. The Reporting Persons are highly focused on collaborating with the Issuer’s management and the board of directors (the “Board”) to promote appropriate recognition of the Issuer’s intrinsic value and the continuation of effective capital allocation. The Reporting Persons may seek to add industry and governance expertise to the Issuer’s Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

11

CUSIP NO. 68287N100

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,225,615 Shares outstanding as of July 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2018.

A.	Legion Partners I
(a)	As of the close of business on October 31, 2018, Legion Partners I beneficially owned 1,976,167.

Percentage: Approximately 4.91%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,976,167
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,976,167

(c)	The transactions in the Shares by Legion Partners I during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 68287N100

B.	Legion Partners II
(a)	As of the close of business on October 31, 2018, Legion Partners II beneficially owned 112,894 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 112,894
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 112,894

(c)	The transactions in the Shares by Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 1,976,167 Shares owned by Legion Partners I and (ii) 112,894 Shares owned by Legion Partners II.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,089,061
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,089,061

(c)	Legion Partners, LLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I and Legion Partners II, may be deemed the beneficial owner of the (i) 1,976,167 Shares owned by Legion Partners I and (ii) 112,894 Shares owned by Legion Partners II.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,089,061
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,089,061

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 68287N100

E.	Legion Partners Holdings
(a)	As of the close of business on October 31, 2018, Legion Partners Holdings directly owned 200 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 1,976,167 Shares owned by Legion Partners I and (ii) 112,894 Shares owned by Legion Partners II.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,089,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,089,261

(c)	The transaction in the Shares by Legion Partners Holdings during the past 60 days is set forth in Schedule A and is incorporated herein by reference. The transactions in the Shares on behalf of each of Legion Partners I and Legion Partners II during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 1,976,167 Shares owned by Legion Partners I, (ii) 112,894 Shares owned by Legion Partners II and (iii) 200 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.19%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,089,261
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,089,261

(c)	None of Messrs. Kiper and White has entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of each of Legion Partners I, Legion Partners II and Legion Partners Holdings during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

14

CUSIP NO. 68287N100

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 1, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
99.1	Joint Filing Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership, Legion Partners, L.P. II, a Delaware limited partnership, Legion Partners, LLC, a Delaware limited liability company, Legion Partners Asset Management, LLC, a Delaware limited liability company, Legion Partners Holdings, LLC, a Delaware limited liability company, Christopher S. Kiper and Raymond White, dated November 1, 2018.

15

CUSIP NO. 68287N100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

16

CUSIP NO. 68287N100

SCHEDULE A

Transaction in the Shares During the Past Sixty (60) Days

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Purchase of Common Stock	09/05/2018	72,389	17.9381
Purchase of Common Stock	09/06/2018	47,673	17.4792
Purchase of Common Stock	09/07/2018	5,464	17.5125
Purchase of Common Stock	09/10/2018	4,119	17.7494
Purchase of Common Stock	09/14/2018	190,691	18.0000
Purchase of Common Stock[1]	09/17/2018	176,700	18.7533
Purchase of Common Stock[1]	09/21/2018	436,500	18.6341
Purchase of Common Stock	10/22/2018	7,000	18.0000
Purchase of Common Stock	10/23/2018	27,100	17.8188
Purchase of Common Stock	10/24/2018	25,850	17.5648

Legion Partners, L.P. II

Purchase of Common Stock	09/05/2018	3,911	17.9381
Purchase of Common Stock	09/06/2018	2,327	17.4792
Purchase of Common Stock	09/07/2018	267	17.5125
Purchase of Common Stock	09/10/2018	201	17.7494
Purchase of Common Stock	09/14/2018	9,309	18.0000
Purchase of Common Stock[1]	09/21/2018	27,000	18.6753
Purchase of Common Stock	10/29/2018	8,229	16.7018
Purchase of Common Stock	10/30/2018	11,800	16.5831

LEGION PARTNERS HOLDINGS

Purchase of Common Stock	10/25/2018	200	17.2573

__________________

1 Represents Shares underlying American-style put options that were assigned. These put options had a strike price of $20.00 and would have expired on September 21, 2018.